UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Incorporation by Reference

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 25, 2023, Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK online used car retailer which makes buying and selling a car as simple as ordering any other product online, announces its financial results for the three months ended September 30, 2023.

Summary Results

	Three months ended
	September 30,	June 30,	March 31,	September 30,	Change
	2023	2023	2023	2022	YoY
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Vehicles Sold	12,021	11,538	17,447	23,775	(49)%
Retail	9,525	9,124	13,314	18,889	(50)%
Wholesale	2,496	2,414	4,133	4,886	(49)%
Revenue (£m)[1]	173	171	247	347	(50)%
Retail (£m)[1]	157	155	222	296	(47)%
Wholesale (£m)	15	15	21	34	(56)%
Other (£m)[1]	1	1	4	17	(94)%
Retail GPU (£)[2]	1,470	1,290	980	488	201%
Gross Profit (£m)	11	8	14	10	10%
Gross Margin (%)	6.5%	4.7%	5.8%	3.0%	3.5	ppts
Cash & cash equivalents[3], £m	151	195	215
Self-financed inventory, £m	~35	~35	~60

[1]	“Retail revenue” also comprises ancillary products, including financing and warranty. These amounts were previously included in “Other sales”. “Other sales” comprises revenue from walk-in servicing, subscription services, third-party reconditioning, and the provision of data services. The comparatives for Q3 2022 have been restated for consistency.
[2]	Retail GPU (Gross Profit per Unit) is derived from retail revenues divided by retail units sold (net of returns). Retail revenue also comprises ancillary products, including financing and warranty.
[3]	The Q1 2023 balance excludes £6.4 million of cash related to assets held for sale in relation to the announced sale of Cluno, as at this point in time Cazoo had paid for Cluno but the transaction had not yet completed with its balance sheet still being consolidated. The transaction was completed in Q2 2023.

Third Quarter 2023 Financial and Strategic highlights

●	Revenue of £173 million in line with expectations and our focus on unit economics
●	9,525 retail units sold as our fully online proposition continues to resonate with consumers
●	Retail GPU up 14% QoQ and 201% YoY to £1,470 (Q3 2022: £488)
●	Gross profit of £11 million (Q3 2022: £10 million), on higher Retail GPU at a lower volume of units
●	Gross margin of 6.5%, better by 3.5 ppts (Q3 2022: 3.0%)
●	Ancillary revenue per retail unit sold at £735, up 29% YoY (Q3 2022: £568; Q2 2023: £848)
●	Finance attachment rate at 49.8% (Q3 2022: 43.1%; Q2 2023: 53.2%)
●	Ancillary revenue per retail unit sold and finance attachment rate lower QoQ as higher interest rates impact consumer confidence
●	Annualized cost savings of £100 million from the restructuring undertaken in Q1 2023 delivered
●	On track to make further £20 million of cash savings identified in Q2 23
●	Cash & cash equivalents of £151 million as of Sept 30, 2023 (Dec 31, 2022: £258 million)
●	Self-financed inventory of ~£35 million as of Sept 30, 2023 (Dec 31, 2022: ~£75 million)
●	Transaction Support Agreement[1] with Noteholders announced on September 20, 2023
●	The transactions set out in the Transaction Support Agreement are expected to materially reduce Cazoo’s debt and improve our capital structure

[1]	The Company has entered into a transaction support agreement, dated September 20, 2023 (“Transaction Support Agreement”), with certain noteholders (the “Noteholders”) representing 85% of the Company’s $630 million aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) and certain shareholders representing more than 32% of our Class A ordinary shares.

Receipt of Continued Listing Standards Notice from NYSE

On September 28, 2023, the Company received a written notice from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Listed Company Manual because the average closing price of the Company’s Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. In accordance with the NYSE Listed Company Manual, the Company has notified the NYSE of its intent to resolve the deficiency within the requisite cure period designated under the NYSE listing standards. The Company’s Class A ordinary shares will continue to be listed and trade on the NYSE during this period, subject to the Company’s compliance with other NYSE continued listing standards. The Company’s receipt of the notice does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the wind-down of operations in mainland Europe, the five-year plan (which extends the revised 2023 plan to 2027), and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) risks related to the consummation of the Transactions; (17) our inability to consummate the Transactions, including by not receiving shareholder approval of the Transactions, contemplated by the Transaction Support Agreement as scheduled or at all; (18) the volatility of the trading price of our Class A ordinary shares, which has increased as a result of announcing the Transactions and may increase as a result of the issuance of additional Class A ordinary shares and warrants pursuant to the Transaction Support Agreement; (19) our inability to comply with the restrictive debt covenants contained in the New Notes (as defined in the Transaction Support Agreement); (20) our ability to regain compliance with the continued listing standards of the NYSE as set forth in Section 802.01B and Rule 802.01C of the NYSE Listed Company Manual within the applicable cure period; (21) the Company’s ability to continue to comply with applicable listing standards of the NYSE; and (22) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the SEC by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Non-IFRS Financial Measures

In addition to Cazoo’s results determined in accordance with IFRS, this press release includes projected Adjusted EBITDA, which is a non-IFRS financial measure. The Company believes that Adjusted EBITDA provides useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of Cazoo’s core operating performance or results of operations. Cazoo believes that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating Cazoo’s ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, Cazoo’s management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the period from continuing operations. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and other companies in Cazoo’s industry may calculate Adjusted EBITDA differently, or use a different accounting standard such as U.S. GAAP, which limits their usefulness as comparative measures. Cazoo urges investors not to rely on any single financial measure to evaluate its business. This press release does not contain a reconciliation of projected Adjusted EBITDA as such a reconciliation is not available without unreasonable efforts.

Adjusted EBITDA is defined as loss for the period from continuing operations adjusted for tax, net finance expense, depreciation and impairment of tangible assets, amortization and impairment of intangible assets, share-based payment expense, fair value movement in Convertible Notes, embedded derivative, and warrants and foreign exchange movement in warrants and Convertible Notes and exceptional items.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: October 25, 2023	By:	/s/ Paul Woolf
Paul Woolf
Chief Financial Officer

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